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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE): /X/Form 10-K and Form 10-KSB / /Form 20-F / /Form 11-K / /Form 10-Q and Form 10-QSB / /Form N-SAR

                 For Period Ended: December 31, 1998
                               -----------                    ------------------
                 /  / Transition Report on Form 10-K            SEC FILE NUMBER
                 /  / Transition Report on Form 20-F                0-25984
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q             CUSIP NUMBER
                 /  / Transition Report on Form N-SAR            868224 10 6
                 For the Transition Period Ended:
                                                 ------------------------------
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         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE
   PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
           COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Superior National Insurance Group, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

26601 Agoura Road
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Address of Principal Executive Office (Street and Number)

Calabasas, CA  91302
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

            See Attachment III

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Dana M. Warren, Esq.                   (818)           706-1800
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             See Attachment IV
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             Superior National Insurance Group, Inc.
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                 (Name of Registrant as specified in charter)

    has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


    Date  March 31, 1999                         By /s/ J. Chris Seaman
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                                                        J. Chris Seaman,
                                                        Executive Vice
                                                        President and Chief
                                                        Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

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                                    ATTACHMENT III


     On December 10, 1998, Superior National Insurance Group, Inc. ("Superior National") acquired Business Insurance Group, Inc. and its subsidiaries (collectively, "BIG"). Before the acquisition, the ultimate financial reporting functions at BIG were carried out by its parent corporation, Foundation Health Systems, Inc. As a result of this prior organizational structure, the acquisition and the significant demands placed on Superior National's officers and financial personnel in integrating BIG into Superior National's operations and information and reporting systems, Superior National is not able to file by March 31, 1999 its Annual Report on Form 10-K for the fiscal year ended December 31, 1998. Superior National will file the Form 10-K no later than the fifteenth day following the due date.


                                    ATTACHMENT IV

     Superior National anticipates that both the revenues and expenses to be reflected on its consolidated financial statements for its fiscal year ended December 31, 1998 will be substantially greater than such items reported for its previous fiscal year. This increase is related to Superior National's ownership of Superior Pacific Casualty Company for all of 1998, following its acquisition by Superior National in April 1997. In addition, the 1998 financial statements reflect Superior National's acquisition of BIG. Also, in the fourth quarter of 1998, Superior National recognized a loss associated with the deterioration of the book of business acquired in the purchase of Superior Pacific Casualty Company, which will result in a net loss for Superior National for the fiscal year ended December 31, 1998. Final amounts for fiscal year 1998 cannot be quantified at this time.